UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

Management’s Discussion and Analysis

of Financial Conditions and Results of Operations

For the quarter ended March 31, 2007

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements and MD & A for the year ended December 30, 2006. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2006, except for the change in accounting policies noted below. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the three months ended March 31, 2007 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Off-Balance Sheet Arrangements”, “Derivative Financial Instruments“, “Critical Accounting Estimates” or, “Market Risks and Uncertainties” to those outlined in the Company’s 2006 annual MD & A. As such, they are not repeated herein. The information in this MD & A is current as of May 2, 2007.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

Overview

Revenues for the first quarter ended March 31, 2007 increased by 1% to $455.7 million, compared to the $451.0 million posted a year ago. After-tax earnings increased by 15.5% to $27.9 million from $24.2 million in 2006. Diluted earnings per share (EPS) were $0.85 in 2007 compared to $0.74 in 2006. Increases in revenues in the Juvenile and Recreational / Leisure segments were 4.1% and 7.6% respectively. These increases were mostly offset by an 8.4% decrease in the Home Furnishings segment. At the end of February 2007, Dorel acquired a 55% interest in IGC (Australia) Pty Ltd, based in Melbourne, Australia.  Renamed IGC Dorel Pty Ltd, one month revenue included in 2007 first quarter results was $2.4 million. The stronger Euro versus the U.S. dollar in the first quarter 2007 had the impact of increasing overall revenues by $10.0 million or 2.2%. Excluding these two items, organic revenues declined by $7.7 million or 1.7%.

As announced earlier this year, Dorel Europe is implementing significant operational changes related to its production facility in Italy and a similar initiative is in progress regarding facilities located in France.  As such, first quarter 2007 results include pre-tax restructuring costs of $2.1 million. After tax, this represents $1.4 million or $0.04 per diluted share. Therefore, adjusted net income for the first quarter, excluding these costs, was $29.3 million or $0.89 per diluted share. Also note that 2006 results include an after-tax amount of $0.3 million related to the Ameriwood restructuring plan that was concluded in 2006. As such, adjusted diluted earnings per share for 2006 were $0.75 as opposed to the $0.74 reported.

As a result of restructuring costs incurred in both 2006 and 2007, the Company is including in this MD & A the following non-GAAP financial measures; “adjusted gross margin”, “adjusted earnings from operations”, “adjusted pre-tax income” and “adjusted net income”. The Company believes this permits more meaningful comparisons of its core business performance between the periods presented.  As a result, this MD & A contains these non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  Contained within this MD & A are reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

Reconciliation to non-GAAP financial measures
For the three months ended March 31
	2007	2006

Net income - as reported	$ 27,939	$ 24,181

Earnings per Share - as reported
Basic	$0.85	$0.74
Diluted	$0.85	$0.74

Reconciling items
Restructuring costs included in pre-tax income	$ 2,126	$ 464
Less: Income taxes on restructuring costs	(749)	(162)
After-tax amount of restructuring costs	1,377	302

Adjusted Net income	$ 29,316	$ 24,483

Adjusted Earnings per Share
Basic	$ 0.89	$ 0.75
Diluted	$ 0.89	$ 0.75

In the quarter, gross margins increased by 200 basis points, from 22.4% to 24.4%. One half of the increase was due to improved margins at Dorel Europe, with the balance coming from slight margin improvements in North America both in the Juvenile and Home Furnishings segments. Versus the prior year, the Company’s selling, general and administrative costs increased by $8.4 million in the first quarter of 2007. The higher rate of exchange of the Euro to U.S. dollar accounted for $1.6 million of the increase while the balance of the increase was across several divisions as Dorel continues to expand its product lines. Product liability costs in the quarter were consistent with those of the prior year.

The Company’s debt levels in the first quarter of 2007 were on average approximately $90 million lower than in the first quarter of the prior year. This decrease in debt levels more than compensated for slightly higher average interest rates incurred in 2007. As such, current year interest costs were $1.4 million lower than in 2006. The results for the first quarter of 2007 include a non-cash income tax recovery of $2.7 million or $0.08 cents per share based on lower tax rates expected to apply in future periods in one of the Company’s tax jurisdictions. The amount recovered represents the revaluation of the related future income tax liability.

The principal changes in earnings from 2006 to 2007 are summarized as follows:

Earnings from operations by Segment:
Juvenile increase (excludes 2007 restructuring costs)	$ 4,171
Home Furnishings decrease (excludes 2006 restructuring costs)	(2,657)
Recreational/Leisure decrease	(209)
Restructuring costs in 2007	(2,126)
Restructuring costs in 2006	464
Total decrease in earnings from operations	(357)

Lower interest costs	1,369
Decrease in income taxes	3,770
Other	(1,024)
Total increase in after-tax earnings	$ 3,758

The causes of these variations versus last year are discussed in more detail below.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Jun. 30, 2006	Sept. 30, 2006	Dec. 30, 2006	Mar. 31, 2007
Revenues	$ 435,914	$ 436,300	$ 447,930	$ 455,669

Net income	$ 17,936	$ 25,073	$ 21,675	$ 27,939

Earnings per share
Basic	$ 0.55	$ 0.76	$ 0.66	$ 0.85
Diluted	$ 0.55	$ 0.76	$ 0.66	$ 0.85

Operating Results for the Quarters Ended
	Jun. 30, 2005	Sept. 30, 2005	Dec. 30, 2005	Mar. 31, 2006
Revenues	$ 435,375	$ 423,329	$ 430,258	$ 451,024

Net income	$ 21,745	$ 19,826	$ 22,546	$ 24,181

Earnings per share
Basic	$ 0.66	$ 0.60	$ 0.69	$ 0.74
Diluted	$ 0.66	$ 0.60	$ 0.69	$ 0.74

Segmented Results

Effective January 2007, the Company’s electric ride-on toy business, previously sold and serviced by DJG USA in the Juvenile segment, has been transferred to Pacific Cycle in the Recreational / Leisure segment. To allow for better year-over-year comparability, all prior year comparative segmented revenue and earnings figures have been re-stated, adding these sales and related earnings to the Recreational / Leisure segment and removing them from Juvenile. As such, revenues of $4.5 million and earnings of $0.4 million have been re-classified.

Segmented figures are presented in Note 13 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

Expenses as a percentage of revenues	Three months ended March 31
	2007	2006
Revenues	100.0%	100.0%
Cost of Sales	68.1%	71.3%
Gross Margin	31.9%	28.7%
Selling, general and administrative expenses	14.2%	12.4%
Depreciation and amortization	3.0%	3.0%
Research and development costs	0.8%	0.6%
Restructuring costs	0.9%	-
Earnings from operations	13.0%	12.7%

Reconciliation to non-GAAP financial measures	Three months ended March 31, 2007
	As reported	Restructuring costs	Adjusted, Excluding Costs
Revenues	$ 245,227	$ -	$ 245,227
Cost of Sales	167,088	-	167,088
Gross Margin	78,139	-	78,139
Gross Margin %	31.9%		31.9%
Selling, general and administrative expenses	34,795	-	34,795
Depreciation and amortization	7,410	-	7,410
Research and development costs	1,918	-	1,918
Restructuring costs	2,126	(2,126)	-
Earnings from operations	$ 31,890	$ 2,126	$ 34,016

First quarter Juvenile revenue was up 4.1%, or $9.6 million, to $245.2 million compared to $235.6 million during the same period a year ago.  Adjusted earnings from operations increased 14% during the first quarter to $34.0 million from $29.8 million last year. The revenue increase was led by strong sales in Europe where revenues were up by 14% in Euro terms. The stronger Euro in the first quarter of 2007 was also a contributor to revenue growth, increasing the growth percentage to 24% for Europe as a whole.  These gains came from increased sales of car seats and strollers, mainly in Germany and the United Kingdom. In fact, Dorel Europe had its best quarter ever with record sales and earnings.

Offsetting this strong performance was a revenue decline in North America of 12%, as sales to mass merchant customers in the United States were down from last year’s first quarter levels. The lower sales levels were near plan, as last year’s strong first quarter results were not expected to be repeated.  This level of decline should not continue and expectations are that North American revenues should stabilize for the balance of the year. Dorel Distribution Canada continued its sales growth with its expanded product lines, most notably as it now sells and services Pacific Cycle’s product offerings in Canada. The Juvenile segment includes Dorel’s new Australian operation and one month revenue included in first quarter 2007 results was $2.4 million.

Gross margins in Europe were up 370 basis points, mostly due to product mix and favourable exchange rates. Higher sales and gross margins with selling, general and administrative costs being held constant as a percentage of sales, helped push European earnings from operations to 18.2% of sales.  Despite the lower sales volumes in North America, gross margins improved by 60 basis points over last year, benefiting from a more favourable product mix. Unlike the strength of the Euro against the U.S. dollar in the first quarter of 2007, the Canadian dollar was slightly weaker against its U.S. counterpart and had little impact on gross margins. The selling, general and administrative (SG & A) costs for the segment as a whole increased by $5.6 million, or 180 basis points as a percentage of sales. The rate of conversion of the Euro denominated expenses accounted for $1.6 million of the increase with the balance due to higher costs in both Europe and North America. Product liability costs in the quarter were consistent with those of the prior year.

Home Furnishings

Expenses as a percentage of revenues	Three months ended March 31
	2007	2006
Revenues	100.0%	100.0%
Cost of Sales	87.0%	87.5%
Gross Margin	13.0%	12.5%
Selling, general and administrative expenses	9.1%	7.3%
Depreciation and amortization	1.3%	1.2%
Research and development costs	0.6%	0.6%
Earnings from operations	2.0%	3.4%

Reconciliation to non-GAAP financial measures	Three months ended March 31, 2006
	As reported	Restructuring costs	Adjusted, Excluding Costs
Revenues	$ 133,727	$ -	$ 133,727
Cost of Sales	116,993	(464)	116,529
Gross Margin	16,734	464	17,198
Gross Margin %	12.5%		12.9%
Selling, general and administrative expenses	9,711	-	9,711
Depreciation and amortization	1,649	-	1,649
Research and development costs	770	-	770
Earnings from operations	$ 4,604	$ 464	$ 5,068

Home Furnishings revenue was down 8.4% to $122.6 million from $133.7 million during the first quarter a year ago. The majority of this decline was at the Dorel Asia division. Approximately one half was due to certain customers switching to a commission structure, whereby the revenue recognized by Dorel represents only the commission earned as opposed to the entire sale. Despite the lower revenues, Dorel Asia earnings were only slightly lower than the prior year.  Dorel Asia did add new customers during the first quarter, mainly among major and club format retailers. New juvenile products including a wooden bunk bed and upholstered items, such as home theatre seating groups, have been introduced.

For the entire segment, earnings from operations decreased to $2.4 million from $4.6 million last year. Last year’s adjusted earnings from operations were $5.1 million, excluding $0.5 million related to last year’s Ameriwood restructuring. First quarter improvements at Ameriwood’s Ready-to-Assemble (RTA) division resulted in an adjusted gross margin improvement for that division of 310 basis points over 2006. Sales of RTA furniture at Ameriwood were close to the levels recorded during the first quarter of 2006 and the division was slightly profitable. The domestic plants experienced lower scrap levels and board yields increased. Particle board prices have stabilized and are expected to remain at these levels through 2007. During the first quarter a significant competitor in RTA furniture announced its closure which should provide opportunities going forward.

The earnings declines in the segment were experienced at Cosco Home & Office (Cosco) and Dorel Home Products (DHP). Despite slightly higher sales levels, earnings at Cosco were hampered by a less profitable mix of sales, higher inventory levels and the related carrying costs. First quarter sales at Dorel Home Products (DHP) were down in the first two months of the year and as a result, gross margins were negatively impacted as the ensuing low production levels and poor overhead absorption, severely hampered margins. Both sales and earnings rebounded in March and this trend is expected to extend into the second quarter.

The 2006 restructuring amount of $0.5 million is grouped in cost of sales and had the impact of decreasing the gross margin percentage to the 12.5% as shown in the above table. Excluding this amount 2006 gross margins were 12.9%, consistent with 2007 levels. However, as explained above, improved margins at Ameriwood were negated by declines at Cosco and DHP. As a percentage of revenues, selling, general and administrative (SG & A) costs increased by 180 basis points. In dollar terms SG & A increased by $1.5 million over 2006 levels, the principal reason being higher legal fees. These fees are due to Cosco’s ongoing claim against a major international law firm for its failure to timely file a request for an administrative review of duties imposed on the Company by the United States Department of Commerce.

 Recreational / Leisure

Expenses as a percentage of revenues	Three months ended March 31
	2007	2006
Revenues	100.0%	100.0%
Cost of Sales	80.6%	79.5%
Gross Profit	19.4%	20.5%
Selling, general and administrative expenses	10.6%	11.1%
Depreciation and amortization	0.6%	0.3%
Earnings from operations	8.2%	9.1%

First quarter Recreational / Leisure revenue increased 7.6% to $87.9 million compared to last year’s $81.7 million. Earnings from operations were down 2.8% to $7.2 million from $7.4 million. Domestic U.S. sales increased by almost 9% over last year, driven by both bicycle sales and related products such as bike trailers. The inclusion of electric ride-ons in the Recreational / Leisure segment has the effect of decreasing the year-over-year sales increase figures as first quarter 2006 sales were stronger than in 2007. Excluding ride-ons, domestic bicycles sales increased in the low double digits.

Mitigating these gains was a decrease in international licensing income. As a result, this lowered both gross margins and earnings in the quarter as this decline offset the additional margin dollars generated on the domestic sales increases. The gross margin percentage realized in 2007 versus 2006 excluding licensing income was essentially unchanged. Selling, general and administrative (SG & A) costs as a percentage of revenue decreased from 11.1% to 10.6%, due to the greater sales volumes. In dollars, SG & A expenses increased slightly to $9.3 million from $9.1 million in 2006.

Last year’s modest decline in bicycle sales was reversed during the first quarter as Pacific’s main customers experienced strong sell-through. Sales to the independent bicycle dealer network were solid, with same store sales up. The InStep brand also had a good first quarter with its trailers and strollers. Though modest, the first shipments of the new Schwinn electric bicycle were made during the quarter. Playsafe swing sets continue to sell well with major retailers and the brand is picking up market share in its second year. Sales of gas-powered motor scooters were stable.

Other Expenses

Restructuring costs incurred in 2007 totaled $2.1 million and consists principally of employee severance costs at Dorel Europe. Interest on long term debt in the first three months of 2007 was $6.5 million, compared to $7.8 million in 2006. This is the result of lower average borrowings offset by higher average interest rates incurred. Overall the Company’s year-to-date average interest rate was approximately 6.4% compared to 6.1% in 2006. The Company’s tax rate is governed by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. The 2007 tax rate was 5.4% versus 18.1% in the prior year. As described above, the results for 2007 include a $2.7 million non-cash recovery for the revaluation of a future income tax liability. This was following a reduction in future tax rates expected to apply in one of the Company’s tax jurisdictions. Excluding this recovery, the tax rate would have been 14.4%. The balance of the rate decline was due mainly to lower earnings in certain of the Company’s higher tax rate jurisdictions. For the year, the Company has revised its expectations for the Company’s annual tax rate. The rate is now expected to be from 14% to 18% as opposed to the prior announced range of 15% to 20%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

On February 28, 2007, the Company acquired a 55% interest in Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2.5 (AUD $3.2) million in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7.4 (AUD$9.4) million through its existing credit facilities. The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. The Company is presently in the process of allocating the cost of this purchase to the net assets acquired. An amount of $1.6 million has been preliminarily attributed to goodwill.

During the first three months of 2007, cash flow from operating activities before changes in non-cash balances related to operations was $38.0 million comparable to $36.1 million recorded in 2006. After changes in non-cash balances related to operations, cash flow used in operations was $8.2 million compared to $11.5 million provided in 2006, a decline of $19.7 million. The principal cause of the decline was a change in the timing of accounts payable disbursements which increased the use of cash in the amount of $23.0 million over the prior year.

Financing activities in 2007 includes the $7.4 million disbursed in connection with the refinancing of IGC’s debt subsequent to its acquisition. During the quarter, the Company received $14.7 million from the issuance of capital stock upon the exercise of company stock options. Included in year-to-date investing activities in 2007 is the $2.2 million paid in reference to the investment in IGC, as described above. This amount represents the amount paid of $2.5 million, net of cash acquired. The 2006 comparative figure of $4.9 million was paid in reference to the balance of sale on the 2004 acquisition of Pacific Cycle. Excluding disbursements related to business acquisitions, the Company spent $6.6 million on capital additions, comprising property, plant and equipment, deferred development costs and intangible assets, consistent with the 2006 amount of $6.8 million.

On March 12, 2007, the Board of Directors of Dorel declared a quarterly dividend of twelve and one half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the company.  The dividend was paid on April 23, 2007 to shareholders of record at the close of business on March 23, 2007. The dividend amount totals $4.2 million and as it is unpaid as at March 31, 2007, the amount does not appear on the Company’s cash flow statement. This dividend is the first of an expected ongoing quarterly dividend policy paying US$0.50 per share per annum.

Effective February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this amended facility is $325 million and includes an accordion feature allowing the Company to have access to an additional $200 million on a revolving basis, if required. As at March 31, 2007, an amount of $213.4 million relating to this facility is included in long-term debt.

Balance Sheet

At the end of the period, there were no significant changes to the financial position of the Company as at December 30, 2006. The acquisition of IGC and the stronger Euro at March 31, 2007 versus December 30, 2006 does distort certain working capital balances. For a more accurate interpretation of the these changes, readers are asked to consult the Consolidated Statement of Cash Flow which does not include these two sources of variation when comparing the opening and closing periods. The Company’s $55 million Series “A” Senior Guaranteed Notes are due in full in February 2008. As such, it has been classified as current as opposed to long-term. It is expected that this amount will be paid from the Company’s revolving bank loan facilities.

Certain of the Company’s working capital ratios are as follows:

	As at:
	Mar. 31, 2007	Dec. 30, 2006
Quick ratio	0.88	0.92
Current ratio	1.86	1.98
# of days in receivables	59.2	58.4
# of days in inventory	86.5	83.2

The days in receivables and days in inventory ratios are relatively consistent over these same periods. It should be noted that these two calculations are done using average accounts receivable and inventory balances as well as a rolling twelve month period for sales and cost of sales so as to minimize the impact of seasonal fluctuations.

As of March 31, 2007, Dorel was compliant with all covenant requirements and expects to be so going forward. The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Change in Accounting Policies

Effective as of the beginning of our 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments re-measured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, dividends payable, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and March 31, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $0.3 million ($0.3 million – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet.  The adoption of these standards had no impact on the consolidated statement of income.

OTHER INFORMATION

Trading on the Toronto Stock Exchange, which has been the primary market of the Class B Shares since 1990, currently accounts for more than 85% of the total trading volume of the Class B Shares on the Toronto Stock Exchange and the NASDAQ Global Market combined.  In light of the historically low trading volume of Class B Shares on the NASDAQ Global Market, the Company concluded that the increased costs of maintaining the listing of the Class B Shares on the NASDAQ Global Market outweigh the benefits of continuing such listing.

Therefore on March 7, 2007 the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares (the “Class B Shares”) from the NASDAQ Global Market. The Company filed a notification of removal from listing on the NASDAQ Global Market on Form 25 with the SEC on March 19, 2007. The withdrawal of the Class B Shares from listing was effective 10 days after the filing of this notice.  Accordingly, the Class B Shares were suspended from trading on the NASDAQ Global Market as of market open on March 19, 2007 and the Class B Shares were delisted from the NASDAQ Global Market on March 29, 2007.

With the delisting of the Class B Shares from the NASDAQ Global Market, the Company will continue to file or furnish reports with the SEC.  However, the Company intends at a future date, if permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), to terminate the registration of the Shares with the SEC. The delisting of the Shares from the NASDAQ Global Market will not affect the listing of the Class B Shares on the Toronto Stock Exchange and the Class B Shares will continue to trade on the Toronto Stock Exchange after the NASDAQ Global Market delisting becomes effective.

The designation, number and amount of each class and series of its shares outstanding as of April 30, 2007 are as follows:

▪

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

▪

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,440,544	$1,921	28,956,648	$175,350	$177,271

Outstanding stock options and Deferred Share Units values are disclosed in Note 8 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

In the Company’s December 30, 2006 year-end results press release, it stated that revenue growth would be modest in 2007, but that earnings improvements were expected to outpace revenue. It is still anticipated that the Juvenile segment will have organic revenue growth in the low single digits in 2007. The Company’s two other segments were expected to grow more rapidly. The Recreational/Leisure business had a strong first quarter with good revenue growth. High single digit growth with better margins and increased earnings are still expected for this segment. However, revenue growth in the Home Furnishings segment will not be as high as previously expected. With the previously explained change in Dorel Asia’s method of invoicing customers and a slower start to the year at some of the segment’s other businesses, revenue growth is now expected to be in the low single digits. As stated, lower borrowings should also contribute to earnings in 2007. Therefore, net income for 2007, excluding restructuring costs in both years, is expected to improve over the prior year.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at March 31, 2007	As at December 30, 2006
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 18,510	$ 25,925
Accounts receivable	316,880	294,731
Income taxes receivable	8,917	8,264
Inventories	324,285	326,540
Prepaid expenses	11,171	9,652
Future income taxes	30,778	29,046
	710,541	694,158

PROPERTY, PLANT AND EQUIPMENT	141,772	142,002
INTANGIBLE ASSETS	262,772	261,966
GOODWILL (Note 13)	504,875	501,356
OTHER ASSETS (Note 1)	27,631	27,924
	$ 1,647,591	$ 1,627,406

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 5,415	$ 3,733
Accounts payable and accrued liabilities	295,815	326,915
Income taxes payable	13,451	10,742
Dividends payable	4,177	–
Balance of sale payable	594	605
Current portion of long-term debt	62,722	7,832
	382,174	349,827

LONG-TERM DEBT (Note 4)	320,870	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,803	20,370
FUTURE INCOME TAXES	73,103	74,833
OTHER LONG-TERM LIABILITIES	8,342	7,719

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 5)	177,271	162,555
CONTRIBUTED SURPLUS (Note 6)	6,885	6,061
RETAINED EARNINGS	590,782	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 7)	67,361	63,886
	842,299	799,522
	$ 1,647,591	$ 1,627,406

(See accompanying notes)

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

Sales	$ 450,159	$ 444,891
Licensing and commission income	5,510	6,133
TOTAL REVENUE	455,669	451,024

EXPENSES
Cost of sales	344,502	349,916
Selling, general and administrative expenses	60,819	52,450
Depreciation and amortization (Note 11)	9,544	8,926
Research and development costs	2,608	2,281
Restructuring costs (Note 3)	2,126	–
Interest on long-term debt	6,548	7,774
Other interest	–	143
	426,147	421,490

Income before income taxes	29,522	29,534

Income taxes	1,583	5,353

NET INCOME	$ 27,939	$ 24,181

EARNINGS PER SHARE
Basic	$ 0.85	$ 0.74
Diluted	$ 0.85	$ 0.74

SHARES OUTSTANDING (Note 9)
Basic – weighted average	32,951,162	32,859,217
Diluted – weighted average	32,990,690	32,859,694

  (See accompanying notes)

CONSOLIDATED STATEMENT RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $,

	Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 567,020	$ 478,155
Net income	27,939	24,181
Common dividends	(4,177)	–

BALANCE, END OF PERIOD	$ 590,782	$ 502,336

(See accompanying notes)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

NET INCOME	$ 27,939	$ 24,181
OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil	3,475	7,407

COMPREHENSIVE INCOME	$ 31,414	$ 31,588

(See accompanying notes)

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 27,939	$ 24,181
Items not involving cash:
Depreciation and amortization	9,544	8,926
Amortization of deferred financing costs	42	398
Future income taxes	(3,198)	1,352
Stock based compensation	824	617
Pension and post-retirement defined benefit plans	750	605
Restructuring activities (Note 3)	2,114	–
Loss on disposal of property, plant and equipment	(9)	31
	38,006	36,110
Net change in non-cash balances related to operations:
Accounts receivable	(18,688)	(9,135)
Inventories	8,531	324
Prepaid expenses	(1,715)	(1,357)
Accounts payable and accruals and other liabilities	(35,968)	(13,018)
Income taxes	1,599	(1,472)
	(46,241)	(24,658)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(8,235)	11,452

FINANCING ACTIVITIES
Bank indebtedness	1,297	(1,705)
Long-term debt	(6,584)	8,843
Issuance of capital stock (Note 5)	14,698	17
CASH PROVIDED BY FINANCING ACTIVITIES	9,411	7,155

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 12)	(2,170)	(4,946)
Additions to property, plant and equipment – net	(4,167)	(3,471)
Deferred development costs	(2,317)	(1,843)
Funds held by ceding insurer	–	(25)
Intangible assets	(118)	(1,525)
CASH USED IN INVESTING ACTIVITIES	(8,772)	(11,810)

Effect of exchange rate changes on cash	181	41
NET (DECREASE) INCREASE IN CASH	(7,415)	6,838
Cash and cash equivalents, beginning of period	25,925	12,345
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 18,510	$ 19,183

Notes to the Consolidated Financial Statements
As at March 31, 2007
All figures in thousands of US$, except per share amounts (Unaudited)

1.

Accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. The U.S. dollar is the functional currency of the Canadian parent company, Dorel Industries Inc. (“Dorel” or the “Company”). They have been prepared on a basis consistent with those followed in the most recent audited financial statements except for change in accounting policies noted below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2006.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Reclassifications

Effective January 2007, the Company’s electric ride-on toy business, previously included in the Juvenile segment, has been transferred to the Recreational / Leisure segment. To allow for better year-over-year comparability, prior year comparative segmented revenue of $4,470 and earnings from operations of $368 have been reclassified. Segmented figures are presented in Note 13 to these interim financial statements. Certain other prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Change in Accounting Policies

Effective as of the beginning of our 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments remeasured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

1.

Accounting policies (continued)

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, dividends payable, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and March 31, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $293 ($331 – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet.  The adoption of these standards had no impact on the consolidated statement of income.

2.

Business acquisition

On February 28, 2007, the Company acquired a 55% interest in Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2,521 (AUD$3,178) in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7,437 (AUD$9,375) through its existing credit facilities.  The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. The Company is presently in the process of allocating the cost of this purchase to the net assets acquired. An amount of $1,660 has been preliminarily attributed to goodwill.

3.

Restructuring activities

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities which affects the Juvenile Segment. Significant operational changes related to the production facility in Telgate, Italy are being implemented. A similar initiative is in progress regarding the facilities located in Cholet, France. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges totaling between $11,500 and $14,500. The Company has recorded a cumulative charge of $6,126 under the plan consisting mainly of write-downs of assets and severance termination costs, $2,126 of which has been recorded in the current fiscal year, and $4,000 of which was recorded in the fourth quarter of the previous fiscal year.  The additional costs expected under this plan are primarily comprised of severance and other involuntary termination costs.

As at March 31, 2007, the related restructuring plan provision totaling $5,113 consists of employee termination benefits. Of this amount, $3,466 is included in accrued liabilities and $1,647 is included in other long-term liabilities. A summary of the Company’s restructuring plan provision is as follows:

Three Months Ended March 31, 2007

Beginning balance at December 31, 2006	$ 2,935
Employee severance and termination benefits – current expense	2,126
Cash paid for restructuring activities	(12)
Effect of foreign currency exchange rate changes	64
Ending balance at March 31, 2007	$ 5,113

4.

Long-term debt

Effective February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this amended facility is $325,000 as disclosed in the Company’s year-end financial statements dated December 30, 2006. The credit agreement was also amended to include an accordion feature allowing the Company to have access to an additional $200,000 on a revolving basis, if required. As at March 31, 2007, an amount of $213,357 relating to this facility is included in long-term debt.

5.

Capital stock

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Three Months Ended March 31, 2007		Year Ended December 30, 2006
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,440,544	$ 1,921	4,473,244	$ 1,939
Converted from Class “A” to Class “B” (1)	–	–	(32,700)	(18)
Balance, end of period	4,440,544	$ 1,921	4,440,544	$ 1,921

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,420,898	$ 160,634	28,385,698	$ 160,564
Converted from Class “A” to Class “B” (1)	–	–	32,700	18
Issued under stock option plan (2)	535,750	14,716	2,500	52
Balance, end of period	28,956,648	$ 175,350	28,420,898	$ 160,634

TOTAL CAPITAL STOCK		$ 177,271		$ 162,555

(1)

In 2006, the Company converted 32,700 (2007 - nil) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.56 per share (2007 - nil).

(2)

During the period, the Company realized tax benefits amounting to $18 (2006 - $8) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

6.

Contributed surplus

The following table summarizes the contributed surplus activity:

	Three Months Ended March 31,
	2007	2006

Balance, beginning of period	$ 6,061	$ 3,639
Stock-based compensation (Note 8)	824	617
Balance, end of period	$ 6,885	$ 4,256

7.

Accumulated other comprehensive income

Accumulated other comprehensive income includes the cumulative foreign currency translation adjustments previously recorded in the “Cumulative translation adjustment” account. The change in accumulated other comprehensive income is the result of the exchange rates fluctuation on translation of net assets of self-sustaining foreign operations and exchange gains or losses on intercompany account balances that form part of the net investments. The following table summarizes the change in accumulated other comprehensive income:

	Three Months Ended March 31,
	2007	2006

Balance, beginning of period	$ 63,886	$ 28,145
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil	3,475	7,407
Balance, end of period	$ 67,361	$ 35,552

8.

Stock-based compensation

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2012.

8.

Stock-based compensation (continued)

The Company's stock option plan is as follows:

	Three Months Ended March 31, 2007		Year Ended December 30, 2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,364,000	$ 30.73	1,456,500	$ 30.88
Granted	1,484,500	31.07	–	–
Exercised	(535,750)	27.11	(2,500)	16.95
Cancelled	–	–	(90,000)	33.35
Options outstanding, end of period	2,312,750	$ 31.75	1,364,000	$ 30.73

Total exercisable, end of period	562,375	$ 33.18	942,000	$ 29.68

A summary of options outstanding as of March 31, 2007 is as follows:

Total Outstanding				Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price

$27.11 - $29.51	121,500	$ 29.35	2.34	60,250	$ 29.24
$30.96 - $34.97	2,191,250	31.88	4.18	502,125	33.65
	2,312,750	$ 31.75	4.09	562,375	$ 33.18

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Total compensation cost recognized in income for employee stock options for the three months ended March 31, 2007 amounts to $739 (2006 - $570), and was credited to contributed surplus.

8.

Stock-based compensation (continued)

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

Three Months Ended March 31,
		2007	2006

Net income	As reported	$ 27,939	$ 24,181
	Pro forma	$ 27,903	$ 23,693

Basic earnings per share	As reported	$ 0.85	$ 0.74
	Pro forma	$ 0.85	$ 0.72

Fully diluted earnings per share	As reported	$ 0.85	$ 0.74
	Pro forma	$ 0.85	$ 0.72

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the three months ended March 31, 2007 and 2006,  2,683 and 1,692 additional DSU’s were issued respectively and $85 (2006 - $47) was expensed and credited to contributed surplus, for a total issued and outstanding of 18,405 DSU’s and $514 contributed surplus at March 31, 2007.

9.

Shares outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Three Months Ended March 31,
	2007	2006

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,951,162	32,859,217
Dilutive effect of stock options and deferred share units	39,528	477
Weighted average number of diluted shares	32,990,690	32,859,694
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	2,309,755	1,434,454

10.

Employee benefit plans

Expenses incurred under the Company’s benefit plans were as follows:

	Three Months Ended March 31,
	2007	2006

Defined contribution plans	$ 404	$ 426
Defined benefit plans	821	585
Post-retirement benefit plans	75	276
Total	$ 1,300	$ 1,287

11.

Depreciation and amortization

Depreciation and amortization consists of the following:

	Three Months Ended March 31,
	2007	2006

Depreciation – Property, plant and equipment	$ 6,383	$ 5,522
Amortization – Deferred development costs	2,067	2,121
Amortization – Intangibles	1,094	1,283
Total	$ 9,544	$ 8,926

12.

Statement of cash flows

Acquiring a long-lived asset by incurring a liability does not result in a cash outflow for the Company until the liability is paid. As such, the consolidated statement of cash flows excludes the following non-cash transactions:

	Three Months Ended March 31,
	2007	2006

Acquisition of property, plant and equipment financed by accounts payable and accrued liabilities	$ 256	$ 226
Acquisition of intangible assets financed by accounts payable and accrued liabilities	$ 9	$ 91

12.

Statement of cash flows (continued)

Details of acquisition of subsidiary companies:

	Three Months Ended March 31,
	2007	2006

Acquisition of subsidiary companies (Note 2)	$ (2,521)	$ –
Cash acquired	351	–
	(2,170)	–
Balance of sale paid	–	(4,946)
	$ (2,170)	$ (4,946)

Supplementary disclosure:

Three Months Ended March 31,
	2007	2006

Interest paid	$ 7,952	$ 10,766
Income taxes paid	$ 5,432	$ 10,216
Income taxes received	$ 1,932	$ 5,252

13.

Segmented information

Industry Segments

	For The Three Months ended March 31,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$455,669	$451,024	$ 245,227	$ 235,623	$ 122,553	$ 133,727	$ 87,889	$ 81,674
Cost of sales	344,502	349,916	167,088	168,027	106,595	116,993	70,819	64,896
Selling, general and administrative expenses	55,382	48,037	34,795	29,239	11,251	9,711	9,336	9,087
Depreciation & amortization	9,523	8,905	7,410	7,001	1,606	1,649	507	255
Research and development costs	2,608	2,281	1,918	1,511	690	770	–	–
Restructuring costs	2,126	–	2,126	–	–	–	–	–
Earnings from Operations	41,528	41,885	$ 31,890	$ 29,845	$ 2,411	$ 4,604	$ 7,227	$ 7,436
Interest	6,548	7,917
Corporate expenses	5,458	4,434
Income taxes	1,583	5,353
Net income	$ 27,939	$ 24,181

Geographic Segments – Origin of Revenues

	Three Months Ended March 31,
	2007	2006

Canada	$ 52,509	$ 49,812
United States	248,888	262,952
Europe	121,909	97,893
Other foreign countries	32,363	40,367
Total	$ 455,669	$ 451,024

13.

Segmented information (continued)

The continuity of goodwill by industry segment is as follows as at:

	Total		Juvenile	Home Furnishings			Recreational / Leisure
	March 31, 2007	Dec. 30, 2006	March 31, 2007	Dec. 30, 2006	March 31, 2007	Dec. 30, 2006	March 31, 2007	Dec. 30, 2006
Balance, beginning of year	$ 501,356	$ 481,518	$ 326,969	$ 307,259	$ 31,172	$ 31,172	$ 143,215	$ 143,087
Additions (Note 2)	1,660	–	1,660	–	–	–	–	–
Additional consideration	–	128	–	–	–	–	–	128
Foreign exchange	1,859	19,710	1,859	19,710	–	–	–	–
Balance, end of period	$ 504,875	$501,356	$ 330,488	$ 326,969	$ 31,172	$ 31,172	$ 143,215	$ 143,215

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

May 3, 2007